Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-297410

July 13, 2026

HEICO CORPORATION

Pricing Term Sheet

July 13, 2026

$550,000,000 4.950% Senior Notes due 2031 (the “2031 Notes”)

$650,000,000 5.400% Senior Notes due 2036 (the “2036 Notes”)

Issuer:	HEICO Corporation (the “Issuer”)

Securities Type:	Senior, unsecured

Ratings*:	Baa1 (stable) by Moody’s / BBB+ (stable) by Fitch

Trade Date	July 13, 2026

Settlement Date**:	T+3; July 16, 2026

Size:	$550,000,000 aggregate principal amount of 2031 Notes $650,000,000 aggregate principal amount of 2036 Notes

Maturity:	August 1, 2031 for the 2031 Notes August 1, 2036 for the 2036 Notes

Coupon:	4.950% for the 2031 Notes 5.400% for the 2036 Notes

Issue Price:	99.936% of face amount for the 2031 Notes 99.905% of face amount for the 2036 Notes

Yield to maturity:	4.964% for the 2031 Notes 5.412% for the 2036 Notes

Spread to Benchmark Treasury:	+60 bps for the 2031 Notes +80 bps for the 2036 Notes

Benchmark Treasury:	4.125% due June 30, 2031 for the 2031 Notes 4.375% due May 15, 2036 for the 2036 Notes

Benchmark Treasury Price / Yield:	98-30 1/8 / 4.364% for the 2031 Notes 98-04+ / 4.612% for the 2036 Notes

Interest Payment Dates:	February 1 and August 1 of each year, commencing February 1, 2027

Optional Redemption:

2031 Notes: Prior to July 1, 2031 (one month prior to the maturity date of the notes), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on July 1, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after July 1, 2031, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2036 Notes: Prior to May 1, 2036 (three months prior to the maturity date of the notes), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on May 1, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after May 1, 2036, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Book-Running Managers:	Truist Securities, Inc. BofA Securities, Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC Credit Agricole Securities (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Huntington Securities, Inc. J.P. Morgan Securities LLC M&T Securities, Inc. RBC Capital Markets, LLC

CUSIP / ISIN:	2031 Notes: 422806 AC3 / US422806AC32 2036 Notes: 422806 AD1 / US422806AD15

(*)	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

(**)	It is expected that delivery of the notes will be made against payment therefor on or about July 16, 2026, which will be the third business day following the date of pricing of the notes, or “T+3.” Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the business day prior to the delivery date, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes before the business day prior to their date of delivery hereunder should consult their advisors.

HEICO Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HEICO Corporation has filed with the SEC for more complete information about HEICO Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HEICO Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. at 1-800-685-4786, BofA Securities, Inc. at 1-800-294-1322, Wells Fargo Securities, LLC by calling toll-free 1-800-645-3751 or PNC Capital Markets LLC by calling toll-free at 1-855-881-0697.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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